J. M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

jmwalker85@earthlink.net

303-482-2731 facsimile

May 31, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

American Business Services, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed May 1, 2012

File No. 333-177525

Dear Ms. Wray:

We have reviewed the comment letter dated May 21, 2012 and have the following responses.

Risk Factors

“13. We may be exposed to potential risks...,” page 13

1.

We note the revisions made to this risk factor in response to prior comment 1. The revised disclosure indicates that you will be required to provide management’s assessment of your internal control over financial reporting in your annual report for your fiscal year ending December 31, 2012. Please further revise to indicate that you will not be required to comply with Item 308(a) of Regulation S-K requiring management’s annual report on internal control over financial reporting until your Form 10-K for fiscal year 2013, at the earliest. Refer to Instruction 1 to Item 308.

The disclosure has been revised to correctly state when the annual report on internal controls will be required.

Certain Relationships and Related Transactions, page 37

2.

We refer to prior comment 4 and your revised disclosures in MD&A beginning on page 29 relating to the convertible note payable to VentureVest Capital Corporation and the convertible notes issued to Centennial Growth Equities, Inc., all of which you indicate were related party transactions when entered into. Please explain to us why you have not provided this disclosure in your “Certain Relationships and Related Transactions” section pursuant to Item 404(d) of Regulation S-K, as requested by prior comments. If you believe that such disclosure is not required by Item 404(d), please explain to us in reasonable detail the basis for your belief. In particular, if it is your position that these loans do not constitute related-party transactions for which Item 404(a) disclosure is required because your chief executive officer and director Mr. Ray is no longer affiliated with the counterparties to the loans, please explain the basis for this belief. In this regard, we note that Item 404(a) calls for disclosure of certain transactions “in which any related person had or will have a direct or indirect material interest” (emphasis added).

The disclosure has been revised to provide the appropriate disclosure in the Certain Relationships and Related Transactions section.

Consolidated Financial Statements, page 44

General

3.

Please update the financial statements as appropriate to comply with Rule 8-08 of Regulation S-X, and revise related disclosures accordingly throughout the filing, including in Management’s Discussion and Analysis. As you are aware, an updated consent of your independent registered public accounting firm should also be provided with the amended registration statement.

The disclosure has been revised, and the updated consent has been provided.

You may contact Joyce Sweeney, Staff Accountant at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 or Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 with any other questions.

cc:

Via E-Mail Jody M. Walker

J. M. Walker & Associates

Attorneys At Law

Sincerely,

/s/ Katherine Wray

Katherine Wray

Attorney-Advisor